Exhibit 99.1

Internet Gold Reports its Financial Results for
the Third Quarter of 2016

- B Communications Improves its Debt Structure -

Ramat Gan, Israel – November 23, 2016 – Internet Gold – Golden Lines Ltd. (NASDAQ Global Select Market and TASE: IGLD) today reported its financial results for the third quarter ended September 30, 2016. Internet Gold holds the controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ).

Cash and Debt Position: As of September 30, 2016, Internet Gold’s unconsolidated liquidity balance (comprised of cash and cash equivalents and short term investments) totaled NIS 377 million ($100 million), its unconsolidated total debt was NIS 936 million ($249 million) and its unconsolidated net debt was NIS 559 million ($149 million).

Internet Gold's Unconsolidated Balance Sheet Data (1)

(In millions)		Convenience
		translation into
		U.S. dollars
		(Note A)
	September 30,	September 30,	September 30,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
Short term liabilities	139	37	202	153
Long term liabilities	797	212	930	926
Total debt	936	249	1,132	1,079
Liquidity balance	377	100	316	277
Net debt	559	149	816	802

(1)	Does not include the consolidated balance sheet of B Communications and its subsidiaries.

Internet Gold’s Unconsolidated Sources and Uses

(In millions)		Convenience
		translation into
		U.S. dollars
		(Note A)
	NIS	US$

Net debt as of December 31, 2015	802	214

Dividends received from B Communications	(230)	(61)
Proceeds from the sale of B Communications shares	(56)	(15)
Financial expenses, net	39	10
Operating expenses	4	1

Net debt as of September 30, 2016	559	149

1

B Communications' Refinancing: On September 18, 2016, the Company's subsidiary, B Communications, announced the completion of its successful issuance of approximately NIS 1.9 billion of Series C Debentures. The principal of the Series C Debentures, which is unlinked, will be payable in four equal annual installments payable on November 30 of each of the years 2020 through 2023 and one installment payable on November 30, 2024. Each of the first four installments will be equal to 7.5% of the principal amount of the aggregate amount of the Series C Debentures issued and the last installment will equal to 70% of such principal amount. The annual coupon of the Series C Debentures was set on 3.6% and will be denominated in NIS. The net proceeds from the offering were used to fully redeem B Communications’ outstanding $717 million of 7 3/8% senior secured notes (the “Notes”). In addition, B Communications' terminated the cross currency swap hedge transactions it entered into to hedge its exposure to fluctuations in the US$ exchange rate as a result of the Notes issuance.

Internet Gold's Cash Management: Internet Gold manages its cash balances according to an investment policy that was approved by its board of directors. The investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. According to Internet Gold's investment policy more than 80% of its funds must be invested in investment-grade securities. As of today, 83% of its funds are invested in investment-grade securities.

Internet Gold’s Third Quarter Consolidated Financial Results:

Internet Gold's consolidated revenues for the third quarter of 2016 totaled NIS 2.5 billion ($668 million), a 3.5% decrease compared to the NIS 2.6 billion reported in the third quarter of 2015. For both the current and the prior-year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold's consolidated operating income for the third quarter of 2016 totaled NIS 487 million ($130 million), a 7.2% decrease compared to NIS 525 million reported in the third quarter of 2015.

Internet Gold's consolidated loss for the third quarter of 2016 totaled NIS 41 million ($11 million) compared with net income of NIS 236 million reported in the third quarter of 2015. The decrease resulted from B Communications' loss in the third quarter of 2016, which included a one-time refinancing and associated expenses of NIS 270 million.

Internet Gold’s Third Quarter Unconsolidated Financial Results:

As of September 30, 2016 Internet Gold held approximately 65% of the outstanding shares of B Communications. Internet Gold's interest in B Communications’ loss for the third quarter of 2016 totaled NIS 166 million ($44 million), compared with its share in B Communications' net income of NIS 25 million in the third quarter of 2015. B Communications’ loss in the third quarter of 2016 included one-time refinancing and associated expenses of NIS 270 million.

Internet Gold’s unconsolidated net financial expenses for the third quarter of 2016 totaled NIS 13 million ($4 million) compared with NIS 22 million in the third quarter of 2015. These expenses consist mainly of interest and CPI linkage expenses related to its publicly-traded debentures.

Internet Gold's loss attributable to shareholders for the third quarter of 2016 totaled NIS 180 million ($48 million) compared with net income attributable to shareholders of NIS 2 million in the third quarter of 2015.

2

In millions		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	September 30,	September 30,	September 30,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
Revenues	-	-	-	-
Financial expenses, net	(13)	(4)	(22)	(60)
Income tax benefit	-	-	-	11
Operating expenses	(1)	-	(1)	(4)
Interest in BCOM's net income (loss)	(166)	(44)	25	140
Net income (loss)	(180)	(48)	2	87

Commenting on the results, Doron Turgeman, CEO of Internet Gold said, “We expect that the successful refinance of B Communications’ debt will decrease its annual financial expenses and increase its net profit by approximately NIS 150 million starting in 2017. The new debt structure of B Communications will significantly improve our long term position and will help us to continue to create value for our shareholders in the quarters ahead,” concluded Mr. Turgeman.

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter ended September 30, 2016. For a full discussion of Bezeq’s results for the quarter ended September 30, 2016, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q3/2016	Q3/2015	% change
	(NIS millions, except per share data)

Revenues	2,510	2,602	(3.5%)
Operating income	599	652	(8.1%)
Operating margin	23.9%	25.1%
Net income	394	407	(3.2%)
EBITDA	1,041	1,109	(6.1%)
EBITDA margin	41.5%	42.6%
Diluted EPS	0.15	0.15	0.0%
Cash flow from operating activities	902	1,050	(14.1%)
Payments for investments	349	427	(18.3%)
Free cash flow [1]	577	645	(10.5%)
Total debt	11,246	11,077	1.5%
Net debt	9,400	8,921	5.4%
EBITDA (trailing twelve months)	4,067	4,261	(4.6%)
Net debt/EBITDA (end of period) [2]	2.31	2.09	10.4%

`

[1]	Free cash flow is defined as cash flow from operating activities less net payments for investments.
[2]	EBITDA in this calculation refers to the trailing twelve months.

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Revenues of the Bezeq Group in the third quarter of 2016 were NIS 2.51 billion ($668 million) compared to NIS 2.60 billion in the corresponding quarter of 2015, a decrease of 3.5%. The decrease was due to lower revenues in all of the Bezeq Group’s segments (primarily at Pelephone).

Salary expenses of the Bezeq Group in the third quarter of 2016 were NIS 501 million ($133 million) compared to NIS 506 million in the corresponding quarter of 2015, a decrease of 1.0%.

Operating expenses of the Bezeq Group in the third quarter of 2016 were NIS 994 million ($265 million) compared to NIS 1.00 billion in the corresponding quarter of 2015, a decrease of 0.6%. The decrease was primarily due to a reduction in interconnect fees and payments to telecom operators, terminal equipment and building maintenance expenses partially offset by an increase in content services, services by sub-contractors and marketing expenses.

Other operating income of the Bezeq Group in the third quarter of 2016 amounted to NIS 26 million ($7 million) compared to NIS 13 million in the corresponding quarter of 2015. The increase in other operating income was due to an increase in capital gains from the sale of fixed assets.

Operating income of the Bezeq Group in the third quarter of 2016 was NIS 599 million ($159 million) compared to NIS 652 million in the corresponding quarter of 2015, a decrease of 8.1%.

Tax expenses of the Bezeq Group in the third quarter of 2016 were NIS 99 million ($26 million) compared to NIS 144 million in the corresponding quarter of 2015, a decrease of 31.3%. The decrease in tax expenses was primarily due to a reduction in profit before tax as well as a decrease in the corporate tax rate from 26.5% to 25% beginning January 1, 2016, as well as a decrease in tax expenses in respect of prior years at Bezeq Fixed-Line.

Net income of the Bezeq Group in the third quarter of 2016 was NIS 394 million ($105 million) compared to NIS 407 million in the corresponding quarter of 2015, a decrease of 3.2%.

EBITDA of the Bezeq Group in the third quarter of 2016 was NIS 1.04 billion ($277 million) (EBITDA margin of 41.5%) compared to NIS 1.11 billion (EBITDA margin of 42.6%) in the corresponding quarter of 2015, a decrease of 6.1%.

The trailing twelve months EBITDA of the Bezeq Group as of September 30, 2016 was NIS 4.1 billion ($1.1 billion) compared to NIS 4.3 billion as of September 30, 2015, a decrease of 4.6%.

Payments for investments (Capex) of the Bezeq Group in the third quarter of 2016 were NIS 349 million ($93 million) compared to NIS 427 million in the corresponding quarter of 2015, a decrease of 18.3%.

Cash flow from operating activities of the Bezeq Group in the third quarter of 2016 was NIS 902 million ($240 million) compared to NIS 1.05 billion in the corresponding quarter of 2015, a decrease of 14.1%. The decrease was primarily due to increased payments for the retirement of employees at Bezeq Fixed-Line as well as changes in working capital.

Free cash flow of the Bezeq Group in the third quarter of 2016 was NIS 577 million ($154 million) compared to NIS 645 million in the corresponding quarter of 2015, a decrease of 10.5%.

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Total debt of the Bezeq Group as of September 30, 2016 was NIS 11.2 billion ($3 billion) compared to NIS 11.1 billion as of September 30, 2015.

Net debt of the Bezeq Group was NIS 9.40 billion ($2.5 billion) as of September 30, 2016 compared to NIS 8.92 billion as of September 30, 2015.

Net debt to EBITDA (trailing twelve months) ratio of the Bezeq Group as of September 30, 2016 was 2.31 compared to 2.09 as of September 30, 2015.

Notes:

A.	Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures as of September 30, 2016 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of September 30, 2016 (NIS 3.758 = U.S. $1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.	Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. The following non-IFRS measures are provided in the press release and accompanying supplemental information because management believes these measurements provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance and are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

●	EBITDA - defined as net income plus net interest expense, provision for income taxes, depreciation and amortization;
●	EBITDA trailing twelve months - defined as net income plus net interest expense, provision for income taxes, depreciation and amortization during last twelve months;
●	Free Cash Flow (FCF) - defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net;
●	Net debt - defined as long and short term liabilities minus cash and cash equivalents and short term investments; and
●	Net debt to EBITDA ratio - defined as net debt divided by the trailing twelve months EBITDA.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

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EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Management of Bezeq believes that free cash flow is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations. Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net.

Bezeq also uses net debt and the net debt to EBITDA trailing twelve months ratio to analyze its financial capacity for further leverage and in analyzing the company’s business and financial condition. Net debt reflects long and short term liabilities minus cash and cash equivalents and investments.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company's consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman - Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620

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Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	September 30,	September 30,	September 30,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
Assets
Cash and cash equivalents	1,012	269	1,071	619
Restricted cash	-	-	8	155
Investments	1,483	395	2,281	1,774
Trade receivables, net	1,998	532	2,203	2,058
Other receivables	228	61	242	286
Inventory	96	25	90	115

Total current assets	4,817	1,282	5,895	5,007

Long-term trade and other receivables	641	171	643	674
Property, plant and equipment	7,042	1,874	7,302	7,197
Intangible assets	6,724	1,789	*7,258	7,118
Deferred expenses and investments	463	123	671	643
Broadcasting rights	450	120	458	25
Investment in equity-accounted investee	20	5	27	456
Deferred tax assets	1,103	293	*1,200	1,290

Total non-current assets	16,443	4,375	17,559	17,403

Total assets	21,260	5,657	23,454	22,410

* Reclassified

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Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	September 30,	September 30,	September 30,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
Liabilities
Bank loans and credit and debentures	2,491	663	2,325	2,219
Trade and other payables	1,611	429	1,915	1,717
Related party	6	2	*217	233
Dividend payable	490	130	647	-
Current tax liabilities	223	59	801	705
Provisions	87	23	87	100
Employee benefits	280	74	268	378
Total current liabilities	5,188	1,380	6,260	5,352

Bank loans and debentures	12,226	3,254	13,604	13,215
Employee benefits	237	63	259	240
Other liabilities	257	68	212	227
Provisions	47	12	70	46
Deferred tax liabilities	645	172	761	729
Total non-current liabilities	13,412	3,569	14,906	14,457

Total liabilities	18,600	4,949	21,166	19,809

Equity
Total equity attributable to equity
holders of the Company	198	53	(165)	(93)
Non-controlling interests	2,462	655	2,453	2,694

Total equity	2,660	708	2,288	2,601

Total liabilities and equity	21,260	5,657	23,454	22,410

* Reclassified

8

Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Income as at

(In million except per share data)

							Year ended
	Nine months period ended September 30,			Three months period ended September 30,			December 31,
		Convenience			Convenience
		translation			translation
		into			into
		U.S. dollars			U.S. dollars
		(Note A)			(Note A)
	2016	2016	2015	2016	2016	2015	2015
	NIS	US$	NIS	NIS	US$	NIS	NIS

Revenues	7,580	2,017	7,379	2,510	668	2,602	9,985

Cost and expenses
Depreciation and amortization	1,622	432	1,588	539	144	577	2,131
Salaries	1,509	401	1,445	501	133	507	1,960
General and operating expenses	2,995	797	2,808	997	265	1,003	3,878
Other operating loss (income), net	(21)	(6)	(103)	(14)	(4)	(10)	3

	6,105	1,624	5,738	2,023	538	2,077	7,972

Operating income	1,475	393	1,641	487	130	525	2,013

Financing expenses, net	816	218	511	455	121	176	595

Income after financing
expenses, net	659	175	1,130	32	9	349	1,418

Share of income (loss) in
equity-accounted investee	(4)	(1)	15	(2)	(1)	(1)	12

Income before income tax	655	174	1,145	30	8	348	1,430

Income tax	301	80	368	71	(19)	112	347

Net income (loss) for the period	354	94	777	(41)	(11)	236	1,083

Income (loss) attributable to:
Owners of the company	(198)	(53)	17	(180)	(48)	2	87
Non-controlling interests	552	147	760	139	37	234	996

Net income (loss) for the period	354	94	777	(41)	(11)	236	1,083

Earnings per share

Net income (loss), basic	(10.37)	(2.76)	0.90	(9.43)	(2.51)	0.09	3.97

Net income (loss), diluted	(10.37)	(2.76)	0.84	(9.43)	(2.51)	0.07	3.90

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Bezeq, The Israel Telecommunication Corp.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net income to EBITDA:

(In millions)	Three months period ended September 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Net income	394	105	407
Income tax	99	26	144
Share of loss in equity-accounted investee	2	1	1
Financing expenses, net	104	28	100
Depreciation and amortization	442	117	457

EBITDA	1,041	277	1,109

The following is a reconciliation of the Bezeq Group’s net income to EBITDA trailing twelve months:

(In millions)	Trailing twelve months ended September 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Net income	1,428	380	1,768
Income tax	534	142	641
Share of loss in equity-accounted investee	7	2	23
Financing expenses, net	308	82	283
Depreciation and amortization	1,790	476	1,546

EBITDA trailing twelve months	4,067	1,082	4,261

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Bezeq, The Israel Telecommunication Corp.

Reconciliation for NON-IFRS Measures

Net Debt

The following table shows the calculation of the Bezeq Group’s Net Debt:

(In millions)	As at September 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Short term bank loans and credit and debentures	2,135	568	1,952
Non-current bank loans and debentures	9,111	2,424	9,125
Total debt	11,246	2,992	11,077

Cash and cash equivalents	(938)	(250)	(1,030)
Investments	(908)	(241)	(1,126)

Net debt	9,400	2,501	8,921

Net Debt to EBITDA Trailing Twelve Months Ratio

The following table shows the calculation of the Bezeq Group’s net debt to EBITDA trailing twelve months ratio:

(In millions)	As at September 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Short term bank loans and credit and debentures	2,135	568	1,952
Non-current bank loans and debentures	9,111	2,424	9,125
Total debt	11,246	2,992	11,077

Cash and cash equivalents and investments	1,846	491	2,156

Net debt	9,400	2,501	8,921

Trailing twelve months EBITDA	4,067	1,082	4,261

Net debt to EBITDA ratio	2.31	2.31	2.09

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Bezeq, The Israel Telecommunication Corp.

Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three months period ended September 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Cash flow from operating activities	902	240	1,050
Purchase of property, plant and equipment	(290)	(77)	(373)
Investment in intangible assets and deferred expenses	(59)	(15)	(54)
Proceeds from the sale of property, plant and equipment	24	6	22

Free cash flow	577	154	645

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Designated Disclosure with Respect to the Company's Projected Cash Flows

In connection with the issuance of the Series D Debentures in 2014, we undertook to comply with the "hybrid model disclosure requirements" as determined by the Israeli Securities Authority and as described in the prospectus governing our Series D Debentures.

This model provides that in the event certain financial "warning signs" exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series D Debentures.

In examining the existence of warning signs as of September 30 2016, our board of directors noted that our consolidated financial statements (unaudited) as well as our separate internal (unpublished) unaudited financial information as of and for the quarter ended September 30, 2016 reflect that we had a continuing negative cash flow from operating activities of NIS 1 million for the third quarter of 2016.

The Israeli regulations provide that the existence of a continuing negative cash flow from operating activities could be deemed to be a "warning sign" unless our board of directors determines that the possible "warning sign" does not reflect a liquidity problem.

Such continuing negative cash flow from operating activities results from the general operating expenses of the Company of NIS 1 million for the third quarter of 2016 and due to the fact that the Company, as a holding Company, does not have any cash inflows from operating activities. Our main source of cash inflows is generated from dividends (classified as cash flow from investing activities) or debt issuances (classified as cash flow from financing activities).

Such continuing negative cash flow from operating activities does not effect our liquidity in any manner. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of the continuing negative cash flow from operating activities, as mentioned above, does not reflect a liquidity problem.

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